Exhibit 99.1

Robin Energy Ltd. Announces Pricing of $4.0 Million Registered Direct Offering

Limassol, Cyprus, June 20, 2025 – Robin Energy Ltd. (NASDAQ:RBNE) ("Robin Energy" or the "Company"), an international ship-owning company providing energy transportation services globally, today announced that it has entered into a securities purchase agreement with several institutional investors to purchase 763,000 common shares  at an offering price of $5.25, for gross proceeds of approximately $4.0 million (the “Offering”), before deducting commissions and offering expenses, in a registered direct offering.

Maxim Group LLC is acting as the sole placement agent for the Offering.

Robin Energy currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is expected to close on or about June 20, 2025 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3, (File No. 333-286726) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2025. A prospectus supplement relating to the securities to be issued in the Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. Robin currently owns one Handysize tanker vessel that carries petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the completion and timing of the offering and the intended use of the proceeds. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transactions discussed herein, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Robin Energy Ltd.
Email: ir@robinenergy.com